SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Marqeta, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

57142B104

(CUSIP Number)

December 31, 2022 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**

Due to an administrative error, the Schedule 13G filed on January 25, 2023 inadvertently stated certain Reporting Persons held Class B Common Stock, rather than Class A Common Stock, and omitted certain shares held in trust. This Amendment No. 2 to Schedule 13G is filed solely to correct such errors and the related ownership adjustments.

CUSIP # 57142B104	Page 2 of 9

1	NAME OF REPORTING PERSONS Granite Ventures II, L.P. (“GV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  47,827,878 shares of Class A Common Stock (“Shares”), except that Granite Management II, LLC (“GM II”), the general partner of GV II, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  47,827,878 Shares, except that GM II may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,827,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12	TYPE OF REPORTING PERSON PN

1.

The percentage ownership is based on 490,231,421 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2022 (the “Form 10-Q”).

CUSIP # 57142B104	Page 3 of 9

1	NAME OF REPORTING PERSONS Granite Management II, LLC (“GM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  47,827,878 Shares which are directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  47,827,878 Shares which are directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,827,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12	TYPE OF REPORTING PERSON OO

1.	The percentage ownership is based on 490,231,421 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Form 10-Q

CUSIP # 57142B104	Page 4 of 9

1	NAME OF REPORTING PERSONS Christopher McKay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

  48,078,652, which includes (i) 47,827,878 Shares directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares, (ii) 229,739 Shares held by Christopher McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020 and (iii) 21,035 Shares held by Christopher McKay Irrevocable Trust.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

  48,078,652, which includes (i) 47,827,878 Shares directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares, (ii) 229,739 Shares held by Christopher McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020 and (iii) 21,035 Shares held by Christopher McKay Irrevocable Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,078,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12	TYPE OF REPORTING PERSON IN

1.	The percentage ownership is based on 490,231,421 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP # 57142B104	Page 5 of 9

1	NAME OF REPORTING PERSONS Standish O’Grady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

  48,049,712, which includes (i) 47,827,878 Shares which are directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares and (ii) 221,834 Shares held by Standish O’Grady & Anne Brophy O’Grady TR UA 05/22/2009 O’Grady Revocable Trust.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

  48,049,712, which includes (i) 47,827,878 Shares which are directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares and (ii) 221,834 Shares held by Standish O’Grady & Anne Brophy O’Grady TR UA 05/22/2009 O’Grady Revocable Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,049,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12	TYPE OF REPORTING PERSON IN

1.	The percentage ownership is based on 490,231,421 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP # 57142B104	Page 6 of 9

1	NAME OF REPORTING PERSONS Jacqueline Berterretche
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

  47,928,528, which includes (i) 47,827,878 Shares directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares and (ii) 100,650 Shares held by Dominic & Jacqueline Berterretche Revocable Trust UA 9/13/2006.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

  47,928,528, which includes (i) 47,827,878 Shares directly owned by GV II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares and (ii) 100,650 Shares held by Dominic & Jacqueline Berterretche Revocable Trust UA 9/13/2006.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,928,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12	TYPE OF REPORTING PERSON IN

1.	The percentage ownership is based on 490,231,421 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Form 10-Q.

CUSIP # 57142B104	Page 7 of 9

ITEM 1(A).	NAME OF ISSUER

Marqeta, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

180 Grand Avenue, 6th Floor

Oakland, CA 94612

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13G initially filed with the Commission on February 11, 2022 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed with the Commission on January 25, 2023 and is being jointly filed by Granite Management II, LLC (“GM II”), Granite Ventures II, L.P. (“GV II”), Standish O’Grady, Jacqueline Berterretche and Christopher McKay (together with GM II and GV II, the “Reporting Entities”). The Reporting Entities collectively are referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13G . Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

300 Montgomery Street, Suite 421

San Francisco, CA 94104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

57142B104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

CUSIP # 57142B104	Page 8 of 9

(a)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP # 57142B104	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2023

GRANITE MANAGEMENT II, LLC
By Granite Ventures, LLC
Its Managing Member

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member

GRANITE VENTURES II, L.P.

By Granite Management II, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member

By	/s/ Jacqueline Berterretche
Jacqueline Berterretche

By	/s/ Christopher McKay
Christopher McKay

By	/s/ Standish O’Grady
Standish O’Grady